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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*


                           U.S. MEDICAL SYSTEMS, INC.
                                (Name of Issuer)

        10% VOTING CONVERTIBLE PREFERRED STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    902958107
                                 (CUSIP Number)

      DARRYL M. BURMAN, 1900 W. LOOP SOUTH, STE. 1100, HOUSTON, TEXAS 77027 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications.

                                FEBRUARY 27, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                                    Page 2 of 5

CUSIP No.  902958107
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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         John W. Dalton, Social Security Number:  ###-##-####
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:       (a) [ ]  (b) [ ]

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3. SEC USE ONLY:

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4.   SOURCE OF FUNDS*
         PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                  [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         United States
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER:  6,304,885.6 (includes 20,900 shares
                                         of common stock)
         8.       SHARED VOTING POWER:
         9.       SOLE DISPOSITIVE POWER:  6,304,885.6
         10.      SHARED DISPOSITIVE POWER:
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         31,350 Common Stock                178,571.43 Preferred Stock
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                            [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         1.1% of Common Stock               17.9% of Preferred Stock
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14.  TYPE OF REPORTING PERSON:
         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                                    Page 3 of 5

                                  SCHEDULE 13D


ITEM 1.     SECURITY AND ISSUER.
            10% Voting Preferred Stock, $.01 par value per share, of U.S. Medical Systems, Inc. the President of which is Carlton L. Cooke, Jr., 7600 Burnett Road, Suite 350, Austin, Texas 78734.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a)      John W. Dalton

            (b)      11325 Somerland Way, Houston, Texas  77024

            (c)      Investments, First Vice President Dain Rauscher

            (d)      Not Applicable

            (e)      Not Applicable

            (f)      United States

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            On or about October 1, 1997, the reporting person initially acquired 25% of the total issued and outstanding common stock of Sharps Compliance, Inc., a privately held Texas corporation, in consideration for certain business and financial services. Upon consummation of a $4,000,000 private offering in February of 1998, the reporting person owned approximately 11% of the total issued and outstanding shares of common stock of Sharps Compliance, Inc. On or about February 27, 1998, all of the stockholders of Sharps Compliance, Inc. exchanged their shares of common stock for shares of preferred stock of the Issuer, and Sharps Compliance, Inc. became a wholly owned subsidiary of the Issuer (the "Reorganization"). Upon consummation of the Reorganization, the reporting person beneficially owned 31,350 shares of common stock, equaling approximately 1.1% of the total class of common stock, and beneficially owned 178,571.43 shares of preferred stock equaling approximately 17.9% of the total class of preferred stock. The reporting person currently has no plans to acquire any additional securities of the Issuer. As discussed in item 3 above, the Issuer recently consummated the Reorganization, which is the basis for this filing. The Issuer intends to have its annual shareholders meeting on or about May 27, 1998, and will at that time elect two (2) new Board Members, amend the Company's Certificate of Incorporation to change its name to Sharps Compliance


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            Corp., amend the Certificate to eliminate Article 10 relating to stockholder rights, effect a 1-for-5.032715 reverse stock split of the Issuer's common stock, and approve an amendment to the Company's 1993 Stock Plan to increase the number of shares of common stock subject to issuance under the plan from 59,609 shares of common stock to 1,000,000 shares (after giving effect to the reverse stock split described above).

ITEM 4.     PURPOSE OF TRANSACTION.
            The reporting person acquired the securities in the Issuer for investment purposes only, and has no plans or proposals, other than those described in Item 3 above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) In the aggregate, the reporting person beneficially owns 31,350 shares of common stock, equaling approximately 1.1%, and owns 178,571.43 shares of preferred stock, equaling approximately 17.9%.

            (b) The reporting person has the sole power to 6,304,885.6 (after giving effect to the right of all preferred shareholders to 35.190 319 votes for each share of preferred stock). The reporting person exchanged 1,250,000 shares of common stock of Sharps Compliance, Inc. for 178,571.428 shares of preferred stock of the Issuer. Additionally, on or about February 27, 1998, the Issuer acquired all of the outstanding shares of Sharps Compliance, Inc., which then became a wholly owned subsidiary of the Issuer.

            (c)      Not Applicable.

            (d)      Not Applicable

            (e)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
            On or about December 6, 1996, the reporting person entered into that certain Subscription Agreement to acquire 20,900 units at a price of $0.50 per unit which entitled the reporting person to receive 20,900 shares of common stock of the Issuer at a price of $0.50 per share and additionally, the reporting person received 10,450 warrants to acquire 10,450 shares of common stock of the Issuer at various exercise prices until January 3, 1999 before taking into account any stock splits, reorganizations or recapitalizations. On or about October 6, 1997, the reporting person entered into a letter agreement with Sharps Compliance, Inc., Parris H.

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            Holmes, Jr. and Dr. Burt Kunik concerning certain financial advisory services rendered and to be rendered on behalf of Sharps Compliance, Inc. In return, the reporting person received approximately 25% of the issued and outstanding shares of Sharps Compliance, Inc. Such Agreement provides for certain lending accommodations by Mr. Holmes and places certain restrictions the transferability of the shares of Sharps Compliance, Inc. owned by the reporting person.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            (a)      Subscription Agreement

            (b)      Letter Agreement with Sharps Compliance, Inc.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




   May 7, 1998                              /s/ John W. Dalton
-----------------                          ----------------------------------
      Date                                 Name:    John W. Dalton




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                                 EXHIBIT INDEX


            (a)      Subscription Agreement

            (b)      Letter Agreement with Sharps Compliance, Inc.